1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
May 11, 2021	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley; Lilyanna Peyser

Re:	Mister Car Wash, Inc.

Draft Registration Statement on Form S-1

Submitted April 2, 2021

CIK No. 0001853513

Dear Ms. Bagley or Peyser:

On behalf of Mister Car Wash, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 30, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 11, 2021

Cover Page

1.

Please amend the disclosure on your cover page to disclose that LGP owns a significant percentage of your common stock, and may control all major corporate decisions. Please also disclose the “significant percentage” on your cover page.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus accordingly.

Prospectus Summary

The Mister Track Record of Consistent Growth: 2010—2019, page 2

2.	To provide investors with context for your most recently completed fiscal year, please amend the graphics in this section to include data for 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of the Registration Statement accordingly.

3.

Please provide additional discussion on the information being presented in the chart on page 3 to provide context to the measures being presented. For example, you note that “[b]etween 2010 and 2019, we grew the business significantly,” yet the chart presents a decrease in net income from 2010 to 2019.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement accordingly.

Introducing the Car Wash Industry, page 4

4.

Please amend your discussion in this section to include information about the car wash industry for 2020. Make conforming changes to the graphics in this section, which present data as of 2019. Alternatively, please tell us why you believe it is appropriate to discuss the industry and your market opportunity prior to and not including the impact of the COVID-19 pandemic.

Response: The Company respectfully advises the Staff that the full car wash industry data for 2020 has not yet become available. While a limited amount is currently available, the Company believes that mixing the 2020 and 2019 industry data could be confusing and misleading for investors. Additionally, the Company believes that due to the impact of COVID-19 the 2020 industry data will not be representative of industry trends, particularly given the positive momentum the Company saw in its own business in the second half of 2020 and the first quarter of 2021. The Company advises the Staff that it has revised its disclosure on page 4 of the Registration Statement to include a cross reference to the disclosure that the Company has included regarding the impact of the COVID-19 pandemic on its business.

Attractive Unit Economics Support Greenfield Expansion Strategy, page 7

5.	Please explain the term “four-wall EBITDA margin” here and throughout the filing where the measure is presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Registration Statement.

Our Growth Strategies

Acquire New Customers and Grow Comparable Store Sales, page 8

6.

You disclose that “[w]e have demonstrated an ability to drive attractive organic growth through consistent positive quarterly comparable store sales growth performance for nearly a decade, prior to the COVID-19 pandemic in 2020.” Please amend your disclosure to discuss such growth during the pandemic, and clarify whether and to what extent you expect the COVID-19 pandemic to affect your comparable store sales growth moving forward.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Registration Statement accordingly.

May 11, 2021

Summary Consolidated Financial and Operating Data

Financial and Operating Data, page 14

7.

Please present the most directly comparable GAAP measure with equal or greater prominence for Adjusted EBITDA Margin here, and throughout the filing where the measure is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 15 of the Registration Statement accordingly.

Risk Factors, page 16

8.

We note that certain of your credit facilities are tied to LIBOR. Please amend your disclosure to include the risks, if any, related to the discontinuation of LIBOR, and the effects of the same on your credit facilities moving forward.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Registration Statement accordingly.

Risks Related to Our Business

“We may be unable to sustain or increase demand for our UWC . . .”, page 16

9.

You disclose that “[m]embers are able to cancel their membership at any time and may decide to cancel or forego memberships due to any number of reasons.” Please disclose the cancellation rates for your UWC memberships for the periods presented.

Response: The Company respectfully advises the Staff that the Company does not assess the performance of its business in terms of the cancellation rates of its UWC memberships and does not believe that the cancellation rate of its UWC Members is material to an understanding of its business. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators – UWC Members,” the Company assesses the performance of its business based on the net growth in UWC Members.    While cancellations of existing UWC memberships is a factor in the net growth in UWC Members, the Company notes that the growth of UWC Members is primarily driven by the ability to attract new UWC Members at greenfield and acquired locations, as well as converting additional retail customers to UWC Members through the expansion of its sales channels, new membership alternatives, customer education and B2B partnerships, as further described under “Business – Our Growth Strategies – Grow Our UWC Members to Drive Predictable Earnings Growth and Higher Annual Customer Spend.” Given that the Company believes that the net growth in UWC Members is a key factor in its revenue growth and more meaningful for investors in assessing its business compared to cancellation rates, the Company believes that its risk factor disclosure should focus on the Company’s ability to continue grow its net UWC Members, rather than on cancellation rates. In response to the Staff’s comment, the Company has further clarified the language on page 16 of the Registration Statement.

“We are subject to a number of risks and regulations . . .”, page 18

10.	Please briefly describe or cross-reference to a description of the relevant consumer protection laws relating to consumer credit transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 18 of the Registration Statement to include a cross-reference to the appropriate section of the Registration Statement.

May 11, 2021

“We lease or sublease the land and buildings . . .”, page 20

11.

You disclose that “[o]ur obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed,” and “if we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term.” Please disclose the extent of your liability for leased locations that are currently closed, upon which you are continuing to pay rent and operating expenses, if material.

Response: The Company respectfully advises the Staff that the liability for leased locations that are currently closed is immaterial. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators – Location Count (end of period),” the Company only closed one location in 2019 and two locations in 2020. Additionally, the Company notes it is not currently paying rent on any of these three closed locations. To the extent in the future the Company closes additional locations and the liability for leased locations that are closed is material, it will disclose such amount.

“The ongoing COVID-19 pandemic has materially and adversely . . .”, page 22

12.	Please amend your disclosure to provide more detail about the “paid in-kind” interest on your Second Lien Term Loan credit agreement, including what the type of in-kind payment you provided.

Response: The Company respectfully advises the Staff that it amended its Second Lien Term Loan credit agreement to cause the interest payment due March 31 to be paid in-kind by adding the full amount of interest payment to the then outstanding principal amount, rather than paying the interest payment in cash. However, given the Company’s rebound from COVID-19 in the second half of 2020 subsequent interest payments have been paid in cash. In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the Registration Statement accordingly.

Use of Proceeds, page 38

13.

Please revise to state with more specificity the amount of proceeds to be used for each identified use of proceeds. If you are unable to do so, please state that you have no current specific plan for the proceeds, or a significant portion thereof, and discuss the principal reasons for the offering. In addition, with respect to the last paragraph of this section, please note that you may reserve the right to change the stated uses of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated; please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of the Registration Statement accordingly.

May 11, 2021

Selected Consolidated Financial and Other Data

Reconciliation of our net income (loss) to Adjusted EBITDA, page 44

14.

Referencing note (i) for ‘Other’ adjustment, please tell us the amount of each component of this adjustment for each year presented, and present a separate line item in the table for any individual amounts that are material. Additionally, please tell us the nature of each component and how you determined that they were not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company advises that the components of the “Other” adjustment are as follows:

	Year Ended December 31,
	2010	2016	2017	2018	2019	2020
(dollars in thousands)
Rebranding Initiative (a)	—	$210	$1,026	$2,642	$2,930	$244
Gain on Subdivided Land (b)	(1,080)	—	—	—	—	—
Non-recurring Short-term Labor (c)	—	176	306	120	523	194
Special Project Labor (d)	—	—	—	193	595	314
Severance Pay, Settlements and Termination Payment (e)	92	3,403	1,618	1,617	745	433
Environmental Reserve Adjustment (f)	(19)	451	401	(95)	136	220
Intangible Asset Impairment (g)	—	—	—	438	—	—
Hurricane Repair Costs (h)	—	—	181	(456)	12	—
COVID-19 Pandemic-related Expenses (i)	—	—	—	—	—	416
Other (j)	80	163	231	92	493	767

Total Other (as reflected in Registration Statement)	$(927)	$4,404	$3,763	$4,551	$5,527	$2,334

(a)

Rebranding initiative consists of costs related to a one-time initiative to rebrand the Company’s car wash locations from “Mister Hot Shine” to “Mister”. The rebranding effort was largely completed in 2020.

(b)	Gain on subdivided land related to a one-time recognition of income in 2010.
(c)

Non-recurring short-term labor expenses are incurred for training short-term labor utilized in the Company’s development of new greenfield and acquired locations. In contrast, once the incremental labor is trained and the new location is opened, the labor is expensed to the new location as a core operating expense and is no longer included as an adjustment to Adjusted EBITDA. Incremental labor is one-time and non-recurring as it relates to each new greenfield and acquired location and it will vary depending on the size, geography and number of locations in the market.

(d)

Special project labor consists of non-recurring travel and internal labor costs incurred for distinct, large scale capital expenditures, such as the implementation of a new POS system that is expected to be completed in June 2021 and conveyor installations and tunnel renovations, where the team members’ tasks are not within their ordinary course responsibilities.

(e)	Severance pay, settlements and termination payments consist of one-time expenses associated with terminating team members’ employment.
(f)

Environmental reserve adjustment consists of a contingent liability that is re-evaluated quarterly and represents a reserve for potential environmental liabilities relating primarily to acquired assets.

(g)	Intangible asset impairment consists of a one-time, non-cash expense recorded in 2018 relating to an abandoned customer loyalty program.
(h)	Hurricane repair costs consist of non-recurring costs for repairs following Hurricanes Harvey and Irma and a reversal in 2018 for a payout under a business interruption insurance policy.
(i)

COVID-19 pandemic-related expenses consist of one-time expenses incurred in 2020 in response to the COVID-19 pandemic, including initial purchases of PPE and remediation costs following breakouts of COVID-19 involving the Company’s team members or car wash locations. The Company does not anticipate any of these costs re-occuring in future periods after the COVID-19 pandemic.

(j)

Other consists of various low-dollar supply or travel expenses specific to a discrete project of the type described above or write-offs of equipment not typically used at the Company’s car wash locations and not required for car wash operations.

The Company advises the Staff that it has considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financials Measures and believes its adjustments to be consistent with such guidance, as the expenses described above are one-time or non-recurring and not necessary for the Company to operate its ongoing business. The Company also does not consider any of the expenses described above to be material where they need to be disclosed on a separate line in its reconciliation tables.

May 11, 2021

15.

We note the Non-GAAP adjustment to remove acquisition expenses to arrive at Adjusted EBITDA. We also note per page 48 that your historical growth strategy has involved acquiring local and regional car wash operators, and that you plan to continue to pursue a growth strategy that includes acquisition expenses. Based on these disclosures, please tell us how this adjustment complies with Item 10(e)(1)(ii) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the acquisition expenses it adds to arrive at Adjusted EBITDA are not part of the Company’s normal recurring cash operating expenses as they do not represent the costs of running the business to drive revenue. The Company advises that the components of the “Acquisition expenses” adjustment are as follows:

	Year Ended December 31,
	2010	2016	2017	2018	2019	2020
(dollars in thousands)
Advisory costs incurred in acquisitions (a)	$146	$1,615	$2,246	$6,847	$2,118	$979
Start-up supplies (b)	27	2,659	4,220	2,190	2,769	1,184

Total Acquisition expenses (as reflected in Registration Statement)	$173	$4,274	$6,466	$9,037	$4,887	$2,163

(a) Advisory costs incurred in purchasing the stores consist of various consulting and third-party fees, including for accounting and auditing services, appraisals, legal fees and financial services.

(b) Start-up supplies consists primarily of one-time costs associated with the purchase of supplies necessary to rebrand the stores consistent with the Company’s branding strategy and travel expenses for related, distinct integration efforts by team members who are not part of the Company’s dedicated integration team. These investments vary significantly between acquisitions, including the supplies the acquired location’s management leave for the Company as part of the transition and the previous management’s investment philosophies prior to acquisition.

As described above, the acquisition expenses included within the adjustment for Adjusted EBITDA are one-off, transaction-related costs specific to each acquisition. These adjustments do not include employee salaries and benefits, or ongoing operating expenses related to integration. Additionally, the Company notes that each individual acquisition is non-recurring and occurs only once, with each acquisition acting as a distinct event rather than part of an ongoing initiative with related costs. As noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Results of Operations—Greenfield Location Development,” while the Company has historically grown its location count through acquiring locations, going forward it expects a majority of its location growth to come from greenfield locations, which the Company believes will cause these costs to continue to vary significantly from period to period and not represent the ongoing costs of operating its business.

May 11, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Business and Trends, page 47

16.

We note per page 2 that Interior Cleaning Locations generate strong unit-level economics and cash flows. Please tell us what you mean by “strong unit-level economics.” Additionally, we note per page 47 that suspending operations at your Interior Cleaning Locations improved your net income margin. Finally, we note that your growth strategy is only focused on expanding the number of Express Exterior Locations, not Interior Locations. In light of the above, please tell us your consideration of providing a discussion to describe the expected impact of this change in trend pursuant to Item 303(b)(1)(i) and (2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has deleted references to strong unit-level economics as it relates to its Interior Cleaning Locations. Additionally, the Company has revised its disclosure on pages 7 and 48 of the Registration Statement to clarify the expected impact of its growth strategy to focus on Express Exterior Locations on its net income margins and Adjusted EBITDA margins.

Results of Operations, page 53

17.

We note that the change in revenue over the reporting periods is attributed to several factors. Please expand your discussion of results of operations to quantify the amount of each underlying factor identified. Additionally, please consider separately quantifying the changes in revenue generated from Express Exterior Locations and Interior Cleaning Locations. See Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement to quantify the amount of the identified underlying factors.

Additionally, the Company respectfully notes the Staff’s comment to quantify the changes in revenue generated from Express Exterior Locations and Interior Cleaning Locations. However, the Company does not believe that this breakout would be meaningful to investors. As described in the Registration Statement, the Company suspended all interior cleaning services at its locations in May 2020 through August of 2020. However, those locations did remain open for exterior cleaning services only. As such, the Company believes that quantifying the changes in revenue generated from Express Exterior Locations and Interior Cleaning Locations could be potentially misleading to investors given this change in product mix. The Company believes that its description in the Registration Statement of the impacts of COVID-19 on its business in 2020 provide investors with the material information regarding its decline in revenue in 2020 compared to 2019. The Company will continue to consider Item 303 of Regulation S-K in future periods as it describes and quantifies its changes in revenue from period to period.

May 11, 2021

Revenues, Net and Store Operating Costs, page 53

18.

Please quantify the change in cost of labor and chemicals resulting from the redesign of your labor model, and the amount of the change resulting from the shift from interior cleaning services to express exterior cleaning services. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 58 of the Registration Statement accordingly.

Business

Our Service Offering

Unlimited Wash Club, page 71

19.

We note your disclosure that “UWC has helped to diversify our sales by providing a high margin recurring revenue stream.” Please describe the differences in operating margin for all of your service offerings.

Response: The Company respectfully advises the Staff that the operating margin profile of revenue derived from UWC Members and non-UWC Members are largely similar and that the Company does not believe that disclosure of the operating margins for its various service offerings would provide incremental meaningful disclosure regarding its business compared to the information disclosed on a consolidated basis. Given that UWC Members pay a monthly subscription, such members provide a recurring revenue stream for the Company, which the Company believes is an attractive feature of this customer group. In response to the Staff’s comment, the Company has deleted “high margin” from this disclosure.

Our Team Members, page 73

20.	Please explain what the “Net Promoter Score” measures, how it is calculated and why you believe it is meaningful.

Response: The Company respectfully advises the Staff that Net Promotor Score measures how likely a customer is to recommend a company or product. Employee Net Promotor Score (“eNPS”) is a variation of the same formula but focuses on how likely employees of a company are to recommend it as a great place to work.

The Company surveys its employees on how likely they are to recommend Mister Car Wash as a great place to work. This recommendation is made on a scale of 0 to 10, with 10 being extremely likely to recommend and 0 being not likely at all. Employees who rate 9 or 10 are called promoters. Those who rate 7 or 8 are called passives. Those who rate between 0 and 6 are called detractors. To calculate eNPS, the Company subtracts the percentage of detractors from the percentage of promoters (eNPS = % of promoters – % of detractors). As an example, if out of 100 employee responses, 70 (70%) are promoters, 10 (10%) are passives and 20 (20%) are detractors, the eNPS would be +50 (70-20).

The Company believes this measure is meaningful from a recruitment and overall business perspective. The Company seeks to recruit talented team members, and believes employee recommendations and satisfaction are important in order to achieve this goal. The Company also believes satisfied employees are more productive, are more likely to have a positive impact on employees around them, and are more likely to deliver great customer service.

The Company has also revised page 80 of the Registration Statement to provide further detail on the eNPS measure, how it is calculated and why the Company believes it is meaningful.

May 11, 2021

Suppliers and Distribution, page 77

21.

Please describe the terms of your agreement, if any, with the industry leader in the transportation business, and file any agreement with this entity as an exhibit to your registration statement. Please also discuss the terms of the 2018 agreement with a supplier of a comprehensive suite of hardware, software, and management systems, and file this agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Registration Statement by removing the reference to an industry leader. With respect to the Staff’s comment regarding whether the Company intends to file its agreements with a transportation business that ships goods to its stores or the 2018 agreement with a supplier of a comprehensive suite of hardware, software, and management systems, the Company respectfully advises the Staff that it does not believe that either of these agreements meets the definition of a material contract under the applicable provisions of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s agreements with the transportation company and its supplier of its point of sale management systems are entered into in the ordinary course of business. The Company regularly enters into various forms of agreements to support and improve its supply and distribution chains, and has entered into contracts with a variety of suppliers. Additionally, the Company notes that contracts for the transportation of supplies and point of sale managements systems are the kinds of contracts that regularly accompany similar businesses and there are other suppliers who could provide similar services to the Company. For this reason, the Company respectfully submits that the Company’s agreements with its suppliers are not entered into outside the ordinary course of business.

The Company’s Business is Not Substantially Dependent on any one agreement with a supplier

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on either of the agreements noted above. In particular, while the Company does rely on these contracts in order to efficiently operate its business, such suppliers do not provide unique services that the Company could not replace. If the Company were to receive notice from either supplier of its intent to terminate the relevant agreement, the Company believes that it could transition to one or more alternative parties on commercially reasonable terms. As such, the Company believes that the loss of either supplier would generally not result in a material disruption to the Company’s supply and distribution chains and on the Company’s ability to operate its business.

As a result, the Company respectfully submits that such agreements do not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore is not required to be filed at this time.

May 11, 2021

Government Regulation, page 79

22.

We note your disclosure that “[w]e are subject to various laws and regulations, including labor and employment laws, laws governing advertising, data privacy laws, safety regulations and other laws such as consumer protection regulations.” However, your disclosure in this section appears to discuss only environmental laws and regulations. Please amend your disclosure to briefly describe the various other laws and regulations and the effect of the same on your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Registration Statement accordingly.

Executive Compensation

Bonus Compensation, page 89

23.	Please amend your disclosure to describe how EBITDAR budget attainment is calculated from your audited financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 98

24.	Please file the stockholders agreement with LGP as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page II-3 of the Registration Statement accordingly.

May 11, 2021

Description of Capital Stock

Conflicts of Interest, page 102

25.

Please amend your filing to include risk factor disclosure describing the risks, if any, related to your renunciation of any interest or expectancy in certain opportunities that are presented to you or your officers, directors or stockholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Registration Statement accordingly.

Underwriting, page 116

26.

We note your disclosure that “[i]n addition, affiliates of certain of the underwriters are lenders under our Credit Facilities and as a result, may receive a portion from the net proceeds from this offering.” Please disclose the portion of net proceeds that will go to affiliates of your underwriters, and discuss any conflicts of interest related to a portion of your net proceeds going to these affiliates. Add risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 128 of the Registration Statement accordingly. The Company also advises the staff that additional disclosure may be included in future amendments if required by Financial Industry Regulatory Authority rules.

Mister Car Wash, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income, page F-4

27.

We note that gains and losses from the sale of assets are included in operating income in your statements of operations and comprehensive income for the years ended December 31, 2020 and 2019. Please tell us your basis for classifying these amounts as operating income instead of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has reviewed the requirements of Rule 5-03(b)(7) of Regulation S-X, as well as ASC 360-10-45-5. ASC 360-10-45-5 states that “a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”

May 11, 2021

As disclosed in Note 16 on page F-33 of the Registration Statement, the disposed assets were associated with the Company’s quick lube facilities services. The Company assessed the quick lube facilities assets that were sold and concluded that the disposition did not qualify as a discontinued operation under ASC 205-20, as the disposition did not have a significant effect on the Company’s consolidated financial statements. The Company determined that the gain from the transaction is operating and including it in the computation of “Operating income” would most accurately the comparisons of its operating income with previous and future periods. Therefore, the Company included the $29.8 million gain associated with the sale of the quick lube facilities as part of “Operating income” in the Consolidated Statement of Operations and Comprehensive Income, and in Note 16 on page F-33 of the Registration Statement, disclosed the amount of the gain, the fact that this gain is classified in gains and losses from the sale of assets under “Operating income” and a description of the nature of the transaction. For these reasons, the Company believes that the presentation of this gain on the sale of the quick lube facilities as “Operating income” is appropriate.

With respect to sales of held-for-use assets used at the Company’s locations, the Company considers these transactions to be within the course of its core operations. Consistent with ASC 360-10-45-5, the Company determined that the gains and losses from such transactions are operating and including them in the computation of “Operating income” would most accurately the comparisons of the Company’s operating income with previous and future periods. For this reason, the Company believes that the presentation of these gains and losses on the sales of held-for-use assets as “Operating income” is appropriate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Labor and Chemicals, page F-12

28.

We note that Cost of Labor and Chemicals includes maintenance costs, and that Other Store Operating Expenses includes repairs and maintenance. Please tell us how you determine whether maintenance costs are applicable to revenue or other operating costs pursuant to Rule 5-03(b)(2) and (3) of Regulation S-X. Additionally, please expand to disclose more detail about the nature of costs included in each line item.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page F-13 of the Registration Statement accordingly. The Company’s maintenance expenses associated with Cost of Labor represent labor costs and related benefits associated with the Company’s maintenance employees, who provide services to maintain the assets used in generating revenue, while maintenance expenses associated with Other Store Operating Expenses represent the cost of maintenance, except for labor costs, to keep an asset in its current operating condition at the Company’s store and warehouse locations. The Company has presented Cost of Labor and Chemicals and Other Store Operating Expenses as separate line items to provide a more detailed presentation of such costs.

May 11, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

John Lai, Chief Executive Officer, Mister Car Wash, Inc.

Jedidiah Gold, Chief Financial Officer, Mister Car Wash, Inc.

Lisa Bossard Funk, General Counsel, Mister Car Wash, Inc.

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP